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Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

Medicure Enters the US Online Pharmacy World with Acquisition of Marley Drug

Winnipeg, Canada, December 17, 2020 – Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today announced that, through its wholly-owned U.S. subsidiary, Medicure Pharma Inc., it entered into a definitive agreement on December 15, 2020, to acquire 100% of Marley Drug, Inc ("**Marley**"), a leading specialty pharmacy serving more than 30,000 customers across the United States, from an arms-length third-party, for an upfront payment on closing of USD $6.3 million, subject to certain holdbacks, as well as additional payments based on future performance of Marley. Marley generated unaudited revenue and EBITDA of approximately USD $7.0 million and over USD $1.7 million for the 12-month period ended October 31, 2020, respectively.

Marley provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in all 50 states, Washington D.C. and Puerto Rico. Its advanced operating systems include automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base.

"This transaction marks the start of an exciting new chapter for our company," said Albert D. Friesen, PhD, Chief Executive Officer of Medicure and Chair of its Board of Directors. "We look forward to welcoming the Marley specialty pharmacy team and dedicated customers and physicians. The combined business will be well positioned to strengthen our existing national platforms, accelerate growth of Medicure's primary care drug, ZYPITAMAG® (pitavastatin) tablets, realize material synergies and generate substantial shareholder value." The Company remains focused on the sale and commercial development of its existing products.

Medicure intends to finance the acquisition of Marley with a term loan from a Canadian commercial bank.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

About Marley
Independently owned, Marley was established in 2003 by Dr. David Marley, PharmD to offer accessible, cost effective and high-quality pharmacy services to employers and other health care consumers in North Carolina. In 2011, Marley expanded its reach, serving all 50 states and Washington D.C. with their Extended Supply mail order drug program. Marley is committed to improving the health status of their patients and the communities they serve while reducing overall

health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email marleydrug@bellsouth.net.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including revenue and growth from Marley, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com